

December 9, 2014

Via E-mail
Alex Ko
Chief Financial Officer
Wilshire Bancorp, Inc.
3200 Wilshire Blvd.
Los Angeles, CA

      Re: **Wilshire Bancorp, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 14, 2014
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 14, 2013
            File No. 000-50923

Dear Mr. Ko:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant